Issuer Free Writing Prospectus dated April 23, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus dated April 16, 2018

Registration No. 333-224055

nLIGHT, INC.

Update and Supplement to Preliminary Prospectus

Dated April 16, 2018

This free writing prospectus relates to the initial public offering of nLIGHT, Inc. (“nLIGHT”) and should be read together with the preliminary prospectus dated April 16, 2018  (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-224055) relating to this offering of nLIGHT’s common stock. On April 23, 2018 nLIGHT filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 2”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1124796/000104746918003076/a2235420zs-1a.htm

References to “nLIGHT,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

This free writing prospectus includes only the changes to the Preliminary Prospectus, and you should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described in the Preliminary Prospectus. The following information supplements the information contained in the Preliminary Prospectus.

Update to the section of the Preliminary Prospectus captioned “Prospectus Summary—Recent Developments”

In response to oral comments from the staff of the Securities and Exchange Commission on April 20, 2018, the following disclosure regarding income (loss) before income taxes, net income (loss) and net income (loss) per share has been added to the section of the Preliminary Prospectus captioned “Prospectus Summary—Recent Developments” with respect to certain preliminary estimates of the Company’s operating results for the three months ended March 31, 2018:

“Preliminary First Quarter 2018 Financial Results

Certain preliminary estimates of our operating results for the three months ended March 31, 2018 are presented below. We have not yet finalized our operating results for this period, and our consolidated financial statements as of and for the three months ended March 31, 2018 are not expected to be available until after this offering is completed. Consequently, our actual operating results for the three months ended March 31, 2018 will not be available to you prior to investing in this offering.

Our actual operating results remain subject to the completion of our quarter-end closing process, which includes review by management and our audit committee. While carrying out such procedures, we may identify items that would require us to make adjustments to the preliminary estimates of our operating results set forth below. As a result, our actual operating results could be outside of the ranges set forth below and such differences could be material. Additionally, our estimates of our revenues, gross profit, gross margin percentage, income from operations, income before income taxes, net income and net income per share are forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from our actual operating results as a result of developments that occur after the date of this prospectus. Therefore, you should not place undue reliance on these preliminary estimates of our operating results. See the section titled “Special Note Regarding Forward-Looking Statements and Industry Data.”

The preliminary estimates of our financial results included below have been prepared by, and are the responsibility of, our management. Our independent auditors have not audited, reviewed or performed any procedures with respect to such preliminary estimates of our operating results. Accordingly, KPMG LLP expresses no opinion or any other form of assurance with respect thereto. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018 once it becomes available. We have no intention or obligation to update the preliminary estimates of our operating results set forth below prior to filing our Quarterly Report on Form 10-Q for the three months ended March 31, 2018.

The following table sets forth certain estimated financial results we expect to report for the three months ended March 31, 2018 and actual financial results for the three months ended March 31, 2017:

	Three Months Ended
	March 31, 2018 (Estimated Range)	March 31, 2017 (Actual)
	(in millions, except percentages and per share amounts)
Revenues	$41.0 - $43.0	$29.9
Gross profit	$13.5 - $15.5	$9.0
Gross margin percentage	33.0% - 36.0%	30.0%
Income from operations	$3.5 - $5.0	$0.6
Income (loss) before income taxes	$3.3 - $4.9	$(0.1)
Net income (loss)	$2.0 - $4.0	$(1.2)
Net income (loss) per share, basic (1)	$0.07 - $0.15	$(0.05)
Net income (loss) per share, diluted (1)	$0.06 - $0.12	$(0.05)

(1)   For the three months ended March 31, 2018 and 2017, basic and diluted income (loss) per share assumes the conversion of all convertible preferred stock outstanding during that period into shares of common stock.

The increase in revenues during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 was due to revenue growth across all regions, primarily North America and China, driven by significant sales volume increases of our semiconductor and fiber lasers.

The increase in gross profit and gross margin percentage was driven by the increase in sales volumes combined with improvements in product costs and improved absorption of fixed costs on higher volumes.

The increase in income from operations resulted from improved gross profit on higher revenue, offset by an increase in operating expenses attributable primarily to growth in our business, new product development, and increased professional services expenses associated with preparation for our initial public offering.

The increase in income (loss) before income taxes, net income (loss) and net income (loss) per share was driven by an increase in overall profitability due to the factors described above, as well as a decrease in interest expense on lower debt outstanding under our credit facilities.

The factors that will most significantly affect our actual revenues, gross profit, gross margin, income from operations, income before income taxes, net income and net income per share within those ranges include estimates and assumptions made by management used in preparing our consolidated financial statements as described in Note 2 of our audited consolidated financial statements included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the components of results of operations and how they may fluctuate from period to period, and the description of our critical accounting policies and significant estimates. In particular, we have not yet finalized the determination of our income tax provision, which is highly dependent on the composition of our worldwide earnings and is subject to significant judgments and estimates, specifically as it relates to estimating uncertainties in the application of tax laws and their outcomes. For additional information regarding the uncertainties related to our provision for income taxes, please see the section titled “Risk Factors—We could be subject to additional income tax liabilities.”

As a result of these uncertainties, notwithstanding the estimated ranges for net income for the three months ended March 31, 2018 provided above, we cannot reliably estimate net income for the three months ended March 31, 2018. The estimated increases to our revenues, gross profit and gross margin percentage, income from operations and income before income taxes for the three months ended March 31, 2018 should not be interpreted as an indication that we will have net income for the three months ended March 31, 2018 or the magnitude of any net income or loss for the period.”

nLIGHT has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents nLIGHT has filed with the SEC for more complete information about nLIGHT and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at 415-364-2720 or by email at syndprospectus@stifel.com, or by contacting Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, FL 33716, by telephone at 800-248-8863 or by email at prospectus@raymondjames.com.